Mr. Robert H. Fisher

Vice President Finance and

Chief Financial Officer

Woodhead Industries, Inc.

Three Parkway North, Suite 550

Deerfield, IL 60015

March 10, 2006

Ms. Michele Gohlke

Branch Chief

Mail Stop 6010

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

RE:	Woodhead Industries, Inc.
Form 10-K for Fiscal Year Ended October 1, 2005
Form 10-Q for Fiscal Quarter Ended December 31, 2005
File No. 000-05971

Dear Ms. Gohlke:

In response to your comments on our Fiscal 2005 Form 10-K, Fiscal First Quarter ended December 31, 2005 Form 10-Q and subsequent Exchange Act filings, we have responded below. We included your comments along with our responses to assist in your review.

General

SEC Comment No. 1:

Please file your response letter to our prior comment letter dated February 27, 2003 as correspondence on EDGAR as soon as practicable. We do not have any record of receiving it via EDGAR.

Management’s Response:

On March 3, 2006 we filed our response letter to your prior comment letter dated February 27, 2003 as correspondence on EDGAR.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations 2005, 2004 and 2003

SEC Comment No. 2:

Sales, page 9

We note your disclosure that the growth in the Connectivity segment was due mainly to the success of your growth initiatives in North America and improved operating results in North America and Asia. We note your disclosure that constant dollar Connectivity sales declined in Europe with decreases in the U.K. and Italy exceeding increases in Germany and France. We note in the fourth quarter of fiscal 2005 that sales in North America increased 15.5 percent, sales in Europe decreased 16.9 percent and sales in Asia decreased 16.9 percent. Revise your MD&A discussion for all periods presented to more fully describe and quantify the underlying reasons for increases and decreases in sales in the following statements:

Revise to explain in detail your growth initiatives implemented in North America and provide an explanation of specific factors that led to “improved operating results” and “strong” or “solid” growth.

Due to the fact that you record significant amounts of revenue internationally, revise your discussion to provide a brief overview of internal factors and external (economic, political, etc) forces in the individual countries or regions as appropriate which are driving increases or decreases.

Management’s Response:

In response to SEC Comment No. 2 we will revise paragraph 2 and 3 of the sales section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations to disclose the following:

Total revenue for fiscal year 2005 was $215.0 million compared to $201.7 million in fiscal 2004, a 6.6% increase. This increase was wholly attributable to the increased sales in our Connectivity segment and the positive impact resulting from changes in exchange rates. The growth in our Connectivity segment was due mainly to the success of our growth initiatives in North America and improved operating results in North America and Asia due to increased capital spending by our customers and increased market penetration. Also contributing to this increase were the positive effects from changes in exchange rates, which accounted for $4.1 million or 2.0 points of the increase. Partially offsetting these increases were the decreases in our Electrical segment due mainly to several large non-recurring government orders that were shipped in the second and third quarters of 2004. In constant dollars we recorded sales increases in North America and Asia of 7.2% and 14.5%, respectively. In Europe we recorded a 1.9% decrease in sales.

Connectivity segment sales were $162.3 million in fiscal 2005 compared to $147.0 million in fiscal 2004, a 10.4% increase. Favorable exchange rates accounted for $4.1 million of the increase and we experienced solid growth in North America and Asia. The revenue increase in North America was the result of growth initiatives that were started in 2004 and included the hiring of additional sales professionals, a branding program to maximize the Woodhead name, the implementation of a new E-Catalog and the addition of marketing programs to increase customer awareness. In addition, the sales and marketing functions were reorganized by product line and sales channel and we revised our distribution model to a multiple tier approach with various levels of services and commitments. The growth in Asia was due mainly to the increased sales in the physical media and software and electronics product lines. In constant dollars sales increased in North America by 15.3% due mainly to increases in our U.S. physical media and U.S. copper and fiber assemblies of 13.8% and 33.5%, respectively. In constant dollars sales increased in Canada, Japan and Asia by 6.7%, 13.5% and 16.8%, respectively. In 2005 Western Europe was affected by challenging economic conditions and as a result we recorded a constant dollar sales decline in Europe of 1.9%. These economic conditions varied by country and impacted our results. Italy and the U.K. recorded constant dollar sales decreases of 9.1% and 8.3%, respectively. These results were partially offset by constant dollar increases of 4.7% and 5.3% in France and Germany, respectively. Connectivity sales represented 75.5% of total sales in fiscal 2005 compared to 72.9% in fiscal 2004.

Gross Profit, page 10

SEC Comment No. 3:

Revise your MD&A discussion to provide a brief explanation of the dollar and percentage change in your costs of sales income statement line item for the periods being compared.

SEC Comment No. 4:

Please tell us and revise to clearly discuss what you mean by “that your margin was adversely impacted by higher LIFO” and quantify the effect on your cost of sales for the period.

Management’s Response:

In response to SEC Comments No. 3 and No. 4 we will revise Paragraphs 1 and 2 of the gross profit section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations to disclose the following:

In 2005 cost of sales was $135.4 million or 63.0% of net sales compared to $125.7 million of 62.3% of net sales in fiscal 2004. Primarily as a result of increased costs, 2005 gross profit as a percent of sales decreased to 37.0% from 37.7% in fiscal 2004. This decrease in gross profit was due mainly to issues that occurred in our Electrical segment during the first and fourth quarters of 2005. There were several small issues that occurred during the first quarter when combined had a significant impact on our gross profit. First, costs associated with the launch of our new Electrical consumer product, including the freight and logistics costs of getting the product from China to the individual stores, were much higher than planned. Second, freight costs associated with the final migration of production to Juarez, Mexico were higher than planned due to not changing our supplier base from the Midwest. Finally, we had a temporary shift towards certain lower margin lighting products due to several large one-time orders. While substantial progress was made on these issues during the year, their impact materially affected full year results. In the fourth quarter the Electrical margin was adversely impacted by higher last-in first-out (LIFO) and freight expenses. The LIFO component of cost of sales was $0.3 million higher in fiscal 2005 when compared to fiscal 2004 and was the result of increases in material costs. Connectivity product margins improved year-over-year primarily due to better plant utilization, increases in our copper and fiber product lines and improved operations in Asia. On a consolidated level our gross profit increased from 34.4% in the first quarter of 2005 to 38.0% in the fourth quarter of 2005.

In 2004 cost of sales was $125.7 million or 62.3% of net sales compared to $113.0 million of 63.1% of net sales in fiscal 2003. Primarily as a result of lower costs, 2004 gross profit as a percent of sales increased to 37.7% from 36.9% in fiscal 2003. During the year we started to show improvements in our gross margins as our manufacturing operating efficiencies improved and plant utilization improved due to the increase in sales volume. Partially offsetting these favorable improvements to gross margins were increases in commodity prices, reductions in selling prices (mainly in our North American operations), start-up costs associated with the Aero-Motive production move to Mexico and lower margins in the telecommunications market.

Item 8. Consolidated Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

Note 1. Summary of Accounting Policies, page 26

D. Inventories

SEC Comment No. 5:

Reference is made to your disclosure “we value our inventories at the lower of cost or market value and adjust their value for reserves.” This disclosure is confusing. Please tell us and revise to clarify what you mean by “adjusting their value for reserves.” Also, revise to disclose the methodology used by management to evaluate your inventory for obsolescence. Refer to guidance in SAB Topic 5BB.

Management’s Response:

We will revise Footnote No. 1 D. of our filing to disclose the following:

We value our inventories at the lower of cost or market, and adjust our inventory cost for excess and obsolescence reserves. Adjustments to our excess and obsolescence reserves are made after analyzing market conditions, current and projected sales activity, inventory costs and inventory balances to determine appropriate reserve levels. Cost is determined using the first-in first-out (FIFO) method, or the last-in first-out (LIFO) method. The LIFO method of inventory valuation is used by two of our three U.S. subsidiaries and this method was chosen to better match current cost and revenue.

H. Revenue Recognition

SEC Comment No.6:

We note that you provide for sales incentives, price adjustments and other allowances at the time of shipment, based on prior claims experience and other quantitative and qualitative factors. In this regard please revise the following:

Disclose the nature of the sales incentives that you grant.

Clarify to us and revise to describe what you mean by price adjustments and other allowances and how you account for these items.

Management’s Response:

We will revise Footnote No. 1 H. of our filing to disclose the following:

We recognize revenue upon transfer of title at the time of shipment (F.O.B. shipping point), when all significant contractual obligations have been satisfied, the price is fixed or determinable and collectibility is reasonably assured. We sell our products to stocking distributors, system integrators, as well as directly to OEM customers. We record accruals for sales returns, sales incentives (rebates based on meeting agreed upon sales targets), price adjustments (discounts from list pricing) and other allowances (cash discounts) at the time of shipment, based on prior claims experience and other quantitative and qualitative factors. These accruals are recognized as a reduction to sales.

We have no post shipment obligations such as installation, training or customer acceptance. Most products are shipped F.O.B. shipping point; the risks and rewards of ownership pass to the buyer at that time. Our return policies allow only for catalog items to be returned based on factory approval and our financial statements include a return reserve (estimates are based on historic performance), which reduces period net sales.

We require receipt of a firm purchase order including quantities, shipping date and price. Any pricing discounts are reflected on the invoice. For certain customers, we offer volume rebates and these rebates are accrued monthly based on our estimates of the customer earning the amount of the rebate.

Note 6. Goodwill and Other Intangible Assets, page 33

SEC Comment No. 7:

We note that you increased goodwill for a purchase price adjustment in the amount of $2 million in fiscal year 2004. Revise to disclose the nature of this adjustment made to the initial allocation. Refer to paragraph 51(h) of SFAS 141.

Management’s Response:

We will revise Footnote No. 6 of our filing to disclose the following:

The following is a summary of changes in the carrying value of goodwill at the balance sheet dates:

	2005	2004
Beginning balance	$36,769	$32,290
Effect of changes in exchange rates	(1,039)	2,465
Purchase accounting adjustment	-	2,014
Ending balance	$35,730	$36,769

The carrying values of goodwill are impacted by fluctuations in foreign exchange rates.

In fiscal 2004 we recorded purchase accounting adjustments to increase goodwill by $2.0 million primarily to record a deferred tax liability related to our purchase of applicom International. The effect of this adjustment on prior periods was not material.

Note 16. Contingent Liabilities

SEC Comment No. 8:

We note that you have recorded a reserve of $1.5 million representing your estimate of investigation and remediation expense to be incurred over the next 13 years in connection with your remediation of your Michigan site. You further state that your cost estimate continues to be subject to “substantial uncertainty.” In this regard, tell us and disclose the following:

Tell us how you have evaluated paragraph 8 and 9 of SFAS 5. To the extent it is at least reasonably possible that loss exceeding amounts already recognized may have been incurred you should either (1) disclose the estimated additional loss, or range of loss, or (2) state such estimate can not be made.

If you have determined that such environmental remediation liability could be significant, provide additional disclosures as outlined in SAB Topic 5-Y.

Management’s Response:

The remediation of our Michigan site has been ongoing since 1991 as discussed in Note No. 16 – Contingent Liabilities, of our Consolidated Financial Statements. We work with an environmental consultant to assist us in determining the appropriate remediation process and estimated costs. Each September we review the investigation, monitoring and remediation expenses for the prior fiscal year, the amount of work done during the year and the work remaining to be done. With the environmental consultant’s assistance, we then estimate the cost of the work that remains. A $1.5 million reserve has been accrued to cover what we estimated in September 2005 as future costs expected to be incurred to investigate, monitor and remediate the site.

We believe substantial uncertainty exists because of the size of the contaminated area, the length of the remediation period and the fact that we are remediating groundwater, which is underground and is subject to a variety of natural geological conditions. However, $1.5 million was the best estimate of the remaining cost as of September, 2005.

We will revise Paragraph 4 of Footnote No. 16 of our filing to disclose the following:

We have a reserve for the $1.5 million of investigation and remediation expenses we have estimated to be incurred over the next 13 years to address the environmental issue at our site in Michigan. We based our estimate on the future costs expected to be incurred to investigate, monitor and remediate the site. Our cost estimate continues to be subject to substantial uncertainty because of the extent of the contamination area, the variety and nature of geological conditions throughout the contamination area, the length of the remediation period, changes in remediation technology and the state’s Department of Environmental Quality feedback. We are unable to estimate any additional losses or range of additional losses associated with this uncertainty. Funding this activity will come from operating cash flows and changes to the reserve estimate will affect the results of operations.

Exhibits 31.1 and 31.2

SEC Comment No. 9:

We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made in the fourth paragraph of the certification pursuant to Part III.E of Release No. 8238. Accordingly, please file amendments to your Form 10-K for the fiscal year ended October 31, 2005 and your Form 10-Q for the fiscal quarter ended December 31, 2005 that include the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

Management’s Response:

Form 10-K for the fiscal year ended October 1, 2005 and Form 10-Q for the fiscal quarter ended December 31, 2005 will be amended and filed when all SEC Comments have been addressed and finalized. Forms 10-K/A for the fiscal year ended October 1, 2005 and Form 10-Q/A for the quarter ended December 31, 2005 will include revised certificates for Exhibit 31.1 and 31.2.

In connection with responding to your comments, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this letter is responsive to your request. If you have any questions regarding our responses, please feel free to contact us at 847-236-9300.

Sincerely,

/s/ Robert H. Fisher

Robert H. Fisher

Vice President Finance and Chief Financial Officer

Woodhead Industries, Inc.